Exhibit 99.2

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ENTERS LOAN AGREEMENT

TORONTO, ONTARIO, November 24, 2011 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that it has entered into a Loan Agreement in the principal amount of $50,000 with Enthrive Inc., a related party.

The Loan has a term of 18 months or upon the sale or change of control of the Corporation, accrues interest at 10% per annum until maturity, and is convertible into common shares of the Corporation at $0.10 per share.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing including, without limitation, payment of fees for services by the Chief Executive Officer and Chief Financial Officer of the Corporation, consistent with past practice.